EXHIBIT 28.

Press Release dated December 15, 1995, announcing the acquisition of the assets and assumption of certain liabilities of U.S. Computer of North America, Inc. by USC Acquisition Corporation, a wholly-owned subsidiary of
               Southern Electronics Corporation.



Southern Electronics Corporation            Contact:  Ray D. Risner
4916 North Royal Atlanta Drive                        President and
Atlanta, Georgia 30085                      Chief Operating Officer
                                                   (770-491-8962)


                SOUTHERN ELECTRONICS CORPORATION
                     CLOSES ON ACQUISITION


FOR IMMEDIATE RELEASE

         ATLANTA, GEORGIA (December 15, 1995)   SEC announces that it has
acquired the operating assets of U.S. Computer of North America, Inc., a leading distributor of Hewlett-Packard computer products to Latin America. As part of the acquisition, Mr. David Steiner, President of U.S. Computer, has agreed to join SEC as a Vice President and will be responsible for sales and marketing of Hewlett-Packard products in Latin America.

         According to Gerald Diamond, Chairman and Chief Executive Officer of SEC, "The addition of U.S. Computer strengthens our Latin America presence and provides SEC's and U.S. Computer's customers with a broader range of product offerings." In addition, Mr. Diamond commented, "SEC looks forward to its relationship with Hewlett-Packard in Latin America."

         Southern Electronics Corporation distributes microcomputers, computer peripheral products and cellular telephone products to value-added resellers and dealers. The Company's stock is traded on the Nasdaq National Market under the symbol SECX.







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